Filed by Ariba, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: FreeMarkets, Inc.

Commission File No.: 000-27913

Script of call with analysts held on January 23, 2004

FORWARD LOOKING STATEMENTS

The following includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Ariba and FreeMarkets, including future financial and operating results, statements concerning Ariba’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such forward-looking statements are based on the current beliefs and expectations of Ariba’s and FreeMarkets’ management and are subject to various known and unknown risks and uncertainties. Ariba and FreeMarkets caution you that any forward-looking information provided by or on behalf of Ariba or FreeMarkets is not a guarantee of future performance.

Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, risks surrounding the closing of the merger, including the failure of Ariba and FreeMarkets stockholders to approve the merger; risks surrounding the integration of FreeMarkets’ business following the closing of the merger; the risk that any cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products and rapid technological change. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Ariba’s and FreeMarkets’ Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Neither Ariba nor FreeMarkets undertakes any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

Investor call—transcript

Thanks John, and thanks everyone for joining us.

I’m here today with Dave McCormick, CEO of FreeMarkets and Jim Frankola, our Chief Financial Officer

I’m sure most of you have read the press release, and know that this is an exciting day for both Ariba and FreeMarkets. Exciting for our employees, exciting for our customers and exciting for our shareholders.

This agreement takes two good companies with complementary offerings and really extends our leadership in Enterprise Spend Management and sets the standard for others to follow.

So let’s take a look at the deal structure:

•We’re exchanging 2.25 Ariba shares plus $2.00 cash for each FreeMarkets share

••Etc.

•Transaction value: $493MM

In addition, we are seeking shareholder approval for a reverse stock split of 1:5 or 1:6

It’s one thing to frame a deal like this in financial terms, but for me it’s even more important to frame it in terms of what it does for our longer term strategy.

The first thing to mention in this respect is that this deal significantly enhances our position as a leader in the Enterprise Spend Management category. For some time, both Ariba and FreeMarkets have been working towards the goal of delivering Spend Management solutions for our customers, but we have been going about it in different ways. As you know, Ariba started with enterprise software for eProcurement and has recently expanded into sourcing with deeper service offerings, while FreeMarkets started with sourcing services and has been building out software. We both know that our customers want us go go broader and deeper, and by coming together we are able to do that more quickly than either of us could do alone.

One of the key things that we have learned over and over again in working with customers, is that either software or services alone is simply insufficient to really drive savings. With the right combination of software, services and category-specific domain knowledge, we can help them address all their diverse spend categories and across all industries.

A couple of other things to note about this merger:

•It expands our global reach. The combined companies have significant operations in both Europe and Asia,—which is important not only for selling our products, but for building global supply-market knowledge

•We enhance out management team depth, with the addition of Dave and his team

•And as you’ll see when Jim takes us through the financial rationale for the deal, there are significant operational synergies to be gained.

To explain the complementary nature of our businesses, I find it is helpful to show how each of us has developed our approach to Spend Management.

First, let me briefly describe the Spend Management process. We define the Spend Management process as a closed loop that starts with spend analysis to drive opportunity identification. That leads to development of a sourcing strategy and then into actual supplier negotiation, then into contract management, and then follows through the procure-to-pay cycle.

Back in 1997 or so Ariba launched itself into the eProcurement market, while FreeMarkets launched itself in to the sourcing services business. Back then, although we worked on adjacent purchasing processes, we rarely saw each other in deals. But as the pressure to cut costs increased in the market, customer started to demand broader solutions and we each expanded our offerings.

Being basically a software vendor at that time, Ariba expanded horizontally to cover the whole Spend Management process and started to build our services business, while FreeMarkets took their services business and started to build out software. The synergies in this approach are obvious, and we believe that by coming together and combining the strengths of our two companies, we will be able to give our customers what they need to manage their spend – category-specific domain expertise, on a broad enterprise-wide platform.

We were both trying to get there anyway, but by joining forces, we get there faster and deliver even greater value to our customers sooner.

Ariba and FreeMarkets have have evolved as companies, not just due to our own success, but because the needs of our target customers have also grown and evolved.

First, these days, no-one wants to just buy software – they want complete solutions. In Spend Management, that means being able to cover the breadth of the whole enterprise and give them category-specific depth to deliver tools, best practices and supply-market knowledge to all the thousands of employees on the front-lines of their businesses who are making spend decisions every each and every day, from buying an airline ticket, to sourcing jet fuel. Narrow, software-only applications do not, and cannot, deliver those capabilities. Neither can pure-play consulting services.

Second, we now live in what I like to call a “post-ERP” world. By that I don’t mean that ERPs no longer have value. On the contrary, all large companies need some type of ERP to manage their chart of accounts – but that is not Spend Management. When it comes to Spend Management, simply recording transactions is not the answer. Actually managing spend requires a much different approach and a system that is designed for the purpose. Most companies these days do not want to simply implement software, they want to buy a solution which may include outsourcing, hosting, spend strategy, best practices design, and organizational change management.

Third, the Spend Management market remains fragmented and under-penetrated. This provides a great opportunity for the combined Ariba and FreeMarkets to deliver a single, complete Spend Management solution.

People often ask me, how big is this emerging Spend Management market? Well, if I took 5 MBAs and asked them that question, I’d get 5 different answers, and the only thing I can tell you they would have in common is that each and every one of those guesses would be wrong!

Having said that, here’s how I look at the scale of this opportunity:

“Spend Management” can impact both the direct and indirect sides of a company and that’s roughly two thirds of their overall spending. In North America in 2002, that was two thirds of $15 Trillion, or about $10 Trillion spread across a wide variety of spend categories. The joint Ariba and FreeMarkets value proposition today is that we have the tools and techniques to better manage spend across all these spend categories.

So, how much can you save on each category? Well result vary, but 5% is a conservative estimate, and many of our customers would say a very low estimate, that gives about half a trillion dollars of potential saving per year in North America alone when the market is fully penetrated. Right now, we are only just at the beginning of this market.

You can see that the opportunity is huge for companies that can deliver those potential savings.

One of the most exciting things about this deal is the complementary nature of our two companies. Here are some ways to describe how well we fit together as companies and in our approach to the market. I look at …

Solutions – Ariba comes from a software background and we have been building out services. FreeMarkets comes from a services background and has been building out software. Clearly, we have much to teach each other, and much value can be brought to customers much more quickly as a combined company.

Purchasing focus – Ariba has solutions that allow broad reach across the enterprise, allowing purchasing professionals to influence spend decisions outside their own department on the frontlines of the business. FreeMarkets complements this breadth with a depth of category-specific expertise that enriches the solution and allows it to be applied in many diverse spend categories, which in turn allows our customers to bring more spend under management.

And if you look by industry, we have great synergies there too. Due to our different backgrounds, we have focused in different industries. Ariba has historical strength in Financial

Services, Pharmaceuticals, CPG/Retail and High Tech, while FreeMarkets has a great track-record in Automotive, Manufacturing, Utilities, Oil & Gas. Of course we do have customer and industry overlaps, but for the most part our main market presence is in different areas.

This excites me as each of these areas is a clear opportunity to cross-sell and up-sell each others solutions within existing customers.

Well, I’m really excited about the opportunity for the combined Ariba and FreeMarkets, so let me now introduce Dave McCormick, CEO of FreeMarkets, who will talk a little more about how the combination will take place.

Dave:

Thanks, Bob. We at FreeMarkets are extremely excited about this consolidation for a number of reasons:

• Complementary capabilities

•Common vision

•Uniform commitment to develop the market

•Customer focus

To give you a sense of the power of this combination, let me describe the enormous value that we will be able to deliver to customers:

When combined, we have:

•Over half the Fortune 100

•Over 200 Sourcing customers

•Over 400 Sourcing experts

•We source and enable over $40 Billion per quarter [Note approx $10 B sourced, about $30 B from procurement]

•25,000 sourcing events per year

Fairly impressive figures, and certainly enough to establish our credibility with some of the largest companies in the world.

Keys to success:

•Commitment

•Synergies

•Seamless customer experience

Together, we have:

•Expansive, broad and compelling footprint

•Capacity to drive continued innovation

•Solid quarterly results, consistent with guidance

•Met Revenues & Fees guidance

•Operating EPS in the range of $0.04-$0.05

•More info on February 2

•••

••In Summary

A – We are excited about this opportunity to energize and excite the Enterprise Spend Management space

B – We are extremely committed to ensuring a seamless experience for our customers and with expanded capabilities bring leading ESM software and services to them.

Before I highlight some of the financial synergies of the combined organization, I’d like to first preview our results for the December quarter. We expect total revenue to be $52 – 53 million, which is right in the middle of Aribas guidance for the quarter of $51 – 55 million. License revenues are expected to be $18 – 19 million, which was at the high end of our guidance of $16 – 19 million, and deferred revenue is expected to be down about $8 million, which was also right in-line with our guidance. On the earnings side, we expect GAAP earnings to be approximately $6 million, or $0.02 per share, which is a little better than our guidance of breakeven, plus or minus a penny. In this $6 million there were some one-time expense benefits of approximately $5 million during the quarter.

Looking ahead to the March quarter, we expect total revenue to remain stable or grow modestly to the $53 – 58 million range, with GAAP EPS again at the breakeven level, plus or minus a penny.

We will provide more detail on our December quarter results and the outlook for the March quarter on our earnings call next week, which is scheduled for Wednesday, January 28th, after the close of the market.

As you’ve heard from both Bob and Dave, one of the clear reasons for this deal is the opportunity to create a strong leadership position in the enterprise spend management market. But beyond the strategic rationale for the deal, there are a number of positive financial synergies.

Using our combined anticipated revenues and fees for the December quarter as the baseline run-rate, on an annualized basis the combined company generates approximately $360 million of total revenue. We will also have a very healthy balance sheet, with estimated cash of more than $290 million as of December 31st, and virtually no debt.

We believe that our combined revenue base will provide us with an excellent opportunity to achieve greater operating efficiencies, enabling us to drive profit margins towards 10% by the December 2004 quarter, and the strength of our combined balance sheet will provide us with plenty of capital to support future growth initiatives.

Taking a closer look at some of the synergy opportunities, we found that our shared vision for the future and similar business models created a significant opportunity to capture operating efficiencies.

In total, we have identified at least $25 million in annual cost savings, a majority of which can be achieved within 6 months of closing and substantially all can be captured within 9 months of closing. Of those savings, we anticipate approximately one-third to come from duplicate G&A functions, close to one half from redundant R&D efforts, and the remainder from other functions.

With these savings, we are confident that we can take two companies that are operating roughly at breakeven on a standalone basis, and generate more meaningful and stable profits within a few quarters. In fact, with the cost-saving synergies alone, we believe that the transaction will be immediately accretive to earnings, before purchase accounting adjustments, transaction costs, and restructuring expenses, leaving future revenue synergies and cross-selling opportunities as upside to our plan.

In summary, we are very pleased with the economics of this transaction and believe that it gives us an opportunity to improve the financial return for our shareholders.

With that, I’ll hand the presentation back to Bob for some closing remarks.

Thanks Jim.

I’ll leave you with this summary of some of the key points we’ve covered today.

Together Ariba and FreeMarkets

•Enhance our leadership position in the ESM market.

•Together, we will re-define the ESM market – not by changing the ESM objective, but by being the first vendor to truly meet the Spend Management challenge and deliver a complete solution

•As we have discussed, there is a highly complementary fit between our companies – software and services, enterprise breadth and category depth, complementary verticals

•Individually, we have great market offerings, but by merging our strengths, we can deliver complete, best-in-class solutions and services

•And last, but not least, by operating as a single company, we can remove redundancies that will allow us to operate efficiently, while achieving significant operational synergies

•That’s the end of the presentation, now let’s open the line for questions.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Ariba and FreeMarkets are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by Ariba and FreeMarkets with the SEC at the SEC’s Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained for free from Ariba and FreeMarkets.

In addition to the joint proxy statement/registration statement, Ariba and FreeMarkets file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Ariba or FreeMarkets at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ariba’s and FreeMarkets’ filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

The respective directors and executive officers of Ariba and FreeMarkets and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Ariba’s directors and executive officers is available in its proxy statement filed with the SEC by Ariba on May 15, 2003, and information regarding FreeMarkets’ directors and executive officers is available in its proxy statement filed with the SEC by FreeMarkets on April 17, 2003. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov.